SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2008

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                 Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement regarding discloseable transaction in relation to proposed acquisition of CDMA business, continuing connected transactions and proposed amendments to Articles of Association, dated July 28, 2008.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 28, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

(1) DISCLOSEABLE TRANSACTION IN RELATION TO

PROPOSED ACQUISITION OF CDMA BUSINESS

(2) CONTINUING CONNECTED TRANSACTIONS

(3) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Financial Adviser to China Telecom Corporation Limited

Financial Adviser to China Telecommunications Corporation with respect to the acquisition of the CDMA Network

SUMMARY

Reference is made to the announcement of the Company dated 2 June 2008.

Proposed Business Acquisition

The Board announced on 2 June 2008 that the Company entered into the Framework Agreement on 2 June 2008 with CUCL and Unicom regarding the Proposed Business Acquisition. The Framework Agreement is legally binding but does not contain all the necessary details in relation to the Proposed Business Acquisition and the Company, CUCL and Unicom proceeded to discuss and agree on detailed transaction agreements for the Proposed Business Acquisition.

Following further due diligence and negotiation, the Board is pleased to announce that on 27 July 2008, the Company, CUCL and Unicom entered into the Acquisition Agreement. The Acquisition Agreement has superseded all other previous oral and written agreements in connection with the Proposed Business Acquisition. This announcement is also issued under Rule 13.09(1) of the Listing Rules.

Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Proposed Business Acquisition contemplated under the Acquisition Agreement exceed 5% but are less than 25%, the Proposed Business Acquisition constitutes a discloseable transaction of the Company under Rule 14.06 of the Listing Rules.

Telecom CDMA Lease and Non-exempt Continuing Connected Transactions

The Company has been notified by China Telecom Corporation that, subject to certain conditions, China Telecom Corporation has agreed to acquire the CDMA Network from the Network Sellers. Following completion of such acquisition, China Telecom Corporation will own a nationwide CDMA Network in the PRC and will be able to offer the Capacity under the CDMA Network to the Company to support and facilitate the commencement and operation of the CDMA telecommunications business by the Company upon completion of the Proposed Business Acquisition. The Company is pleased to announce that on 27 July 2008, the Company and China Telecom Corporation entered into the Telecom CDMA Lease for the leasing of the Capacity under the CDMA Network.

In order to streamline the management of certain existing continuing connected transactions with China Telecom Corporation, the Company does not intend to renew the Comprehensive Services Framework Agreement which will expire on 31 December 2008. In addition, as a result of the Proposed Business Acquisition and in order to streamline the management of certain existing continuing connected transactions with China Telecom Corporation, the Company entered into the Interconnection Settlement Supplemental Agreement, the Engineering Framework Supplemental Agreement and the Ancillary Telecommunications Services Framework Supplemental Agreement on 27 July 2008 to amend the terms of the Interconnection Settlement Agreement, the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, respectively.

As of the Latest Practicable date, China Telecom Corporation directly owned 70.89% of the Company’s issued share capital. As such, China Telecom Corporation is a connected person of the Company. Accordingly, any ongoing transaction between the Company and China Telecom Corporation constitutes continuing connected transactions of the Company.

The Company has proposed for the revision of the annual cap for the year ending 31 December 2008 for certain continuing connected transactions under the Ancillary Telecommunications Services Framework Agreement. As the proposed annual caps for the Telecom CDMA Lease for the years ending 31 December 2009 and 2010, the proposed annual cap for the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) for the year ending 31 December 2009 and the proposed revised annual cap for the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008 and the proposed annual cap for the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 will exceed the 2.5% threshold under Rule 14A.34 of the Listing Rules, such transactions will constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules.

In addition, the Company has applied to the Stock Exchange for a wavier from strict compliance with Rule 14A.35(2) that no caps be proposed for the transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement). Such transactions will be subject to the reporting and announcement requirements set out in Rule 14A.45 to Rule 14A.47 of the Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules.

Proposed Amendment to Articles of Association

The Board also proposes to make certain amendments to the Articles of Association as a result of the Proposed Business Acquisition.

Extraordinary General Meeting

The Extraordinary General Meeting will be convened to consider and, if thought fit, to approve the Telecom CDMA Lease and the annual caps applicable thereto, the Interconnection Settlement Supplemental Agreement and the continuing connected transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) for which no annual caps are proposed, the Engineering Framework Supplemental Agreement and the annual cap for the continuing transactions contemplated under the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement), the Ancillary Telecommunications Services Framework Supplemental Agreement and the annual cap and revised annual cap for the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) and the proposed amendment to the Articles of Association.

The vote of the Independent Shareholders at the Extraordinary General Meeting on the ordinary resolutions shall be taken by a poll. In accordance with the Listing Rules, China Telecom Corporation, the ultimate controlling shareholder of the Company holding 70.89% interest in the Company as at the Latest Practicable Date, and its associates, will abstain from voting on the ordinary resolutions at the Extraordinary General Meeting. No shareholder of the Company shall be required to abstain from voting on the special resolution (which shall be taken by a poll) to amend the Articles of Association.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms and annual caps of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions. In this respect, ING has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

Despatch of Shareholders’ Circular

A circular containing, among other things, further information relating to the Acquisition Agreement, the Telecom CDMA Lease, the Non-exempt Continuing Connected Transactions, the letter from the Independent Board Committee, the letter from ING and the proposed amendments to the Articles of Association and a notice of the Extraordinary General Meeting will be despatched to the Shareholders as soon as practicable.

1	BACKGROUND

Reference is made to the announcement of the Company dated 2 June 2008 in relation to the Proposed Business Acquisition.

The Board announced on 2 June 2008 that the Company entered into the Framework Agreement on 2 June 2008 with CUCL and Unicom regarding the Proposed Business Acquisition. The Framework Agreement is legally binding but does not contain all the necessary details in relation to the Proposed Business Acquisition and the Company, CUCL and Unicom proceeded to discuss and agree on detailed transaction agreements for the Proposed Business Acquisition.

Following further due diligence and negotiation, the Company, CUCL and Unicom entered into the Acquisition Agreement on 27 July 2008. On the same date, the Company and China Telecom Corporation entered into the Telecom CDMA Lease. This announcement is also issued under Rule 13.09(1) of the Listing Rules.

In order to streamline the management of certain existing continuing connected transactions with China Telecom Corporation, the Company does not intend to renew the Comprehensive Services Framework Agreement which will expire on 31 December 2008. In addition, as a result of the Proposed Business Acquisition and in order to streamline the management of certain existing continuing connected transactions with China Telecom Corporation, the Company entered into the Interconnection Settlement Supplemental Agreement, the Engineering Framework Supplemental Agreement and the Ancillary Telecommunications Services Framework Supplemental Agreement on 27 July 2008 to amend the terms of the Interconnection Settlement Agreement, the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, respectively.

The Board also proposes to make certain amendments to the Articles of Association as a result of the Proposed Business Acquisition.

2	PROPOSED BUSINESS ACQUISITION

2.1	ACQUISITION AGREEMENT

Date:	27 July 2008

Parties:	(1) CUCL

(2) Unicom

(3) the Company

Pursuant to the Acquisition Agreement, the Company shall acquire the entire CDMA Business owned and operated by the Unicom Group prior to the Completion Commencement Date (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd. (representing the entire interest in Unicom Huasheng Telecommunications Technology Co. Ltd. held by CUCL, the Company has been notified by China Telecom Corporation that the remaining 0.5% equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd. will be acquired by China Telecom Corporation from Unicom Parent)) and relevant assets (including certain Jointly Used CDMA Network Assets and other related assets as agreed between the Company and CUCL and set out in the Acquisition Agreement) and other assets and liabilities in relation to the CDMA subscribers agreed between the parties in the Acquisition Agreement.

The assets which are to be acquired pursuant to the Acquisition Agreement are more particularly detailed in an appendix in the Acquisition Agreement including (i) CDMA subscribers with 133/153 user code numbers as at 12:00 a.m. on the Completion Commencement Date as recorded in CUCL’s billing and other systems, (ii) certain transmission operations relating to the CDMA Business, (iii) certain Jointly Used CDMA Network Assets, (iv) certain sales office in ten northern provinces, (v) certain intellectual property rights, (vi) certain handset terminals of the CDMA Business, (vii) certain rights to use CDMA-related computer rooms and equipment, (viii) certain information technology systems and network equipment, (ix) certain other related fixed and moveable assets, (x) certain domestic and overseas third party contracts and business arrangements (if any), (xi) certain employees of CUCL and (xii) the equity interest in China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.

The Acquisition Agreement sets out the detailed principles and arrangements on the segregation, verification and transfer mechanism for the Acquired Business and the parties will prepare a final list of the Acquired Business within 20 days after the Completion Commencement Date (or such other date as agreed between the parties). In addition, as provided for under the Acquisition Agreement, the Company and its subsidiaries also entered into a number of ancillary agreements with CUCL and its affiliated companies in relation to the detailed arrangements with respect to the Acquired Business. The Acquisition Agreement has superseded all other previous oral and written agreements in connection with the Proposed Business Acquisition.

2.2	CONSIDERATION

Consideration

The consideration for the Proposed Business Acquisition shall be RMB43.8 billion (equivalent to approximately HK$50.1 billion) (“Preliminary Consideration”), subject to the adjustments described below.

The Directors confirm that the consideration was determined on the basis of arm’s length negotiations between the parties, taking into account the prevailing commercial and business conditions and prospects of the CDMA Business and the potential benefits arising from the Proposed Business Acquisition as described in this announcement.

Consideration adjustment

The Preliminary Consideration for the Proposed Business Acquisition shall be adjusted as follows:

Preliminary Consideration x A = Final Consideration

If R1/R2 plus 0.02 is equal to or more than 1, then A shall equal 1

If R1/R2 plus 0.02 is less than 1, then A shall equal to R1/R2 plus 0.02 where

R1 is the Unicom CDMA Service Revenue for the six months ended 30 June 2008 as set out in the 2008 interim report of Unicom.

R2 is the Unicom CDMA Service Revenue for the six months ended 30 June 2007 as set out in the 2007 interim report of Unicom.

Payment of consideration

The Final Consideration for the Proposed Business Acquisition shall be paid in cash and shall be paid in three instalments to CUCL. 70% of the Final Consideration will be paid on or within three days after the Completion Commencement Date. Within three days after the Completion End Date (as defined below), the Company shall pay 20% of the Final Consideration. Subject to Final Completion, the Company shall pay the remaining 10% of the Final Consideration before 31 March 2009.

The Company expects to settle the consideration of the Proposed Business Acquisition from its internal resources and necessary external funding.

2.3	OTHER KEY TERMS OF THE ACQUISITION AGREEMENT

Employees

The Company has agreed with CUCL that 29.3% of the contractual employees of CUCL and Unicom Huasheng Telecommunications Technology Co. Ltd. shall be released and employed by the Company. Employees whose responsibilities are directly related to the CDMA Business shall be released by CUCL and employed by the Company. In addition, a certain percentage of employees whose responsibilities include supporting the development and general management of the CDMA Business shall be released by CUCL and employed by the Company. A detailed plan has been agreed between the Company and CUCL taking into account the differences in the businesses of the two companies in southern and northern PRC. Employees on secondment to CUCL whose responsibilities are directly related to the CDMA Business will also be transferred to the Company. The Company and CUCL will also agree on the number of other employees on secondment to CUCL to be transferred to the Company.

Pre-Completion undertakings

Except with the consent of the Company or the joint working committee (as described below), each of CUCL and Unicom will procure that prior to the Completion Commencement Date, it will, among others:

(i)	not make any material changes to the usual operating policy of the Acquired Business (including but not limited to the operation, sales, pricing arrangements and policies of the Acquired Business);

(ii)	not make any material changes to the usual financial policy of the Acquired Business;

(iii)	not enter into, amend or terminate any contracts relating to the Acquired Business involving an amount of RMB20 million or above or invest in or dispose of any asset or liability relating to the Acquired Business where such asset or liability have a value of RMB20 million or above;

(iv)	maintain the normal operation of the Acquired Business and provide usual standard services to subscribers of the Acquired Business;

(v)	actively maintain the subscriber base of the Acquired Business and develop the subscriber base in accordance with its usual sales practice;

(vi)	not make any material changes to the employee relationship, roles and remuneration of employees of the CDMA Business (including employees to be transferred to the Company) and CUCL shall not, on the Completion Commencement Date, have any liability for outstanding wages, benefits and social insurance payments with respect to such employees;

(vii)	provide all necessary assistance to enable the Company to verify the Acquired Business and will complete all Completion preparatory work in accordance with the Completion plan;

(viii)	allow the Company access to the computer rooms and sales offices that are within the scope of the Acquired Business and other information and records in relation to the Acquired Business;

(ix)	notify and consult with the Company on any events or circumstances that may have a material adverse effect on the Acquired Business; and

(x)	maintain and will not make any material change to the information technology systems which record the CDMA subscribers’ obligations and liabilities attributable to the Acquired Business before the Completion Commencement Date.

Separate pre-completion undertakings with respect to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd. have been agreed and set out in the ancillary agreements.

Transitional arrangements

The Company and CUCL have agreed on the principles in relation to the transitional arrangements during the period from the Completion Commencement Date to no later than 31 March 2009. Under such arrangements, CUCL will provide those operating conditions and assurances including, in particular, the reciprocal use of the information technology system and value-added service platform, that are necessary to ensure the normal operation of the CDMA Business during such period.

Jointly Used CDMA Network Assets

The Company and CUCL will enter into separate agreement(s) in accordance with the principles set out in the Acquisition Agreement to provide to each other necessary operational assistance and service support with respect to Jointly Used CDMA Network Assets following Completion to ensure the normal operations of the respective business of the parties after the Completion Commencement Date and that services provided to subscribers are not affected.

Joint working committee

The joint working committee that was established pursuant to the Framework Agreement will continue to be responsible for ensuring the stable operation and transition of the CDMA Business during the course of the Proposed Business Acquisition.

Representations and warranties

CUCL has represented and warranted that,

(i)	it has the necessary permission or licence to operate the Acquired Business (including basic telecommunications and value-added telecommunications services); and

(ii)	the transfer of the Acquired Business does not breach any applicable laws, its constitutional documents, or any material contracts between itself and third parties.

CUCL has also made detailed representations and warranties with respect to the title and condition of the various types of assets that comprise the Acquired Business, the financial condition of the Acquired Business and the accuracy of the information provided to the Company.

Unicom has represented and warranted such matters as including the performance by Unicom of its obligations under the Acquisition Agreement will not result in a breach of any applicable laws, its constitutional documents, or any material contracts between itself and third parties. Unicom has further warranted the accuracy of the representations and warranties made by CUCL. Unicom has further guaranteed all the obligations, liabilities and indemnities of CUCL under the Acquisition Agreement.

The Company has represented and warranted that the performance by the Company of its obligations under the Acquisition Agreement will not result in a breach of any applicable laws, its constitutional documents, or any material contracts between itself and third parties and that the Company has immediately available funds to pay each instalment of the consideration for the Proposed Business Acquisition on each payment date.

Separate representations and warranties with respect to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd. have been agreed and set out in the ancillary agreements.

Indemnity by CUCL

CUCL agreed to indemnify the Company against all losses suffered by the Company as a result of any disputes, claims or litigation in connection with the Acquired Business existing or taking place before the Completion Commencement Date, or as a result of activities which were conducted prior to the Completion Commencement Date.

2.4	COMPLETION OF THE PROPOSED BUSINESS ACQUISITION

Conditions precedent to Completion

Completion of the Proposed Business Acquisition will be conditional upon satisfaction or waiver of the following:

(i)	Unicom has obtained approval from its shareholders in relation to the Proposed Business Acquisition and in such manner as required by applicable laws, regulations and listing rules and has obtained approval from its independent shareholders in relation to the termination of the Unicom CDMA Lease (including the waiver of the option to purchase the CDMA Network);

(ii)	CUCL has obtained all approvals for the Proposed Business Acquisition in accordance with applicable laws and regulations;

(iii)	Unicom Telecommunications has obtained approval from its shareholders in relation to the Proposed Business Acquisition by Unicom and CUCL and in such manner as required by applicable laws, regulations and listing rules and has obtained approval from its non-affiliated shareholders in relation to the termination of the Unicom CDMA Lease (including the waiver of the option to purchase the CDMA Network);

(iv)	relevant government and regulatory authorities have approved the sale of the Acquired Business and the CDMA Network;

(v)	there has been no material adverse change to the operation of the CDMA Business;

(vi)	the Company has obtained approval from its shareholders in relation to the change of business scope and making necessary amendments to the articles of association of the Company and in such manner as required by applicable laws, regulations and the Listing Rules;

(vii)	the Company has obtained approval from its independent shareholders in relation to the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions and in such manner as required by the Listing Rules;

(viii)	the Company and China Telecom Corporation have obtained all approvals that are necessary to operate the Acquired Business including, but not limited to, approval by the Ministry of Industry and Information Technology for China Telecom Corporation to operate and license to the Company to operate mobile telecommunications business and to use the relevant telecommunications resources such as CDMA bandwidth and telecom network numbers has been obtained;

(ix)	CUCL has performed all necessary procedures as required under applicable laws or other contracts to which CUCL (including procedures in relation to the creditors’ notice and consents) are subject to in accordance with the Completion plan;

(x)	the representations and warranties made by Unicom and CUCL in the Acquisition Agreement on the date of the Acquisition Agreement remain true, accurate and complete;

(xi)	CUCL and the Company do not have any dispute on the progress of the Completion preparatory work and the respective provincial branches of CUCL and the Company have entered into detailed agreements in relation to the implementation of the transactions contemplated under the Acquisition Agreement before 15 August 2008; and

(xii)	CUCL and the Company have completed business and assets verification in accordance with the detailed provisions in the Completion plan set out in the Acquisition Agreement and specific revenue due diligence and have agreed on the results of such verification and due diligence.

The Proposed Business Acquisition and the Telecom CDMA Lease are inter-conditional upon each other.

The parties shall use reasonable endeavours to procure the conditions precedent to be satisfied as soon as practicable before 1 October 2008. In addition, the parties agree that completion of the Proposed Business Acquisition and completion of the acquisition of the CDMA Network by China Telecom Corporation from the Network Sellers shall commence at the same time. If the conditions precedent are not satisfied or waived before 31 December 2008 (or any other day as agreed between the parties), the Acquisition Agreement will terminate automatically.

Completion

The completion of the Proposed Business Acquisition shall commence on the Completion Commencement Date. As from the Completion Commencement Date, the Acquired Business shall become legally owned by the Company. Unless agreed otherwise by CUCL and the Company, any liabilities and obligations related to the Acquired Business before the Completion Commencement Date shall be borne by CUCL, and any liabilities and obligations related to the Acquired Business arising since the Completion Commencement Date shall be borne by the Company.

The Company and CUCL will complete the necessary procedures for the substantive transfer of the Acquired Business to the Company within 60 days after the Completion Commencement Date (and the date of completion of such substantive transfer, which shall be confirmed by the Company, Unicom and CUCL in writing, shall be the “Completion End Date”) in accordance with the Completion plan. Any assets or liabilities which form part of the Acquired Business but the transfer of which have not been completed on the Completion End Date shall be governed by the terms of the Completion plan until the transfer of such assets or liabilities have been completed (such completion being the “Final Completion”).

Separate completion plans for China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd. are provided for in the ancillary agreements.

2.5	REASONS FOR AND BENEFITS OF THE PROPOSED BUSINESS ACQUISITION

The Company believes that the Proposed Business Acquisition has the following benefits:

(i)	it will allow the Company to immediately obtain the CDMA Business, which operates an effective CDMA service on a large scale with nationwide coverage in an attractive, fast-growing and profitable mobile telecommunications market in the PRC;

(ii)	it will enable the Company to fully utilise its current fixed-line network resources, sales networks and operational experience, to rapidly expand its cellular business, thereby enhancing the operating efficiency and value of the cellular business;

(iii)	it will improve the core competitiveness of the Company as the Company will be able to offer full services (fixed-line, mobile, data and multimedia) to its customers by providing greater value for, and satisfying the diverse communication and information needs of, its customers;

(iv)	the resulting business synergies derived from (i) the complementary operating benefits arising from combining the Company’s current businesses and the CDMA Business and (ii) the Company’s ability to drive value growth of the CDMA Business by leveraging its operational strength will enhance shareholder value; and

(v)	it will provide the Company with a solid foundation upon which to build and develop the next generation mobile business and service, thereby meeting the demands of the market and benefiting from the policy measures set out in the Joint Announcement.

The Company believes that in order to realise the above benefits, it would need to adopt a mobile service strategy which is customer-focused and which provides innovative information services. Specifically, this would involve the Company expanding its CDMA subscriber base robustly to achieve economies of scale, fully utilising its existing fixed line network to enhance returns on future investments made in connection with the Proposed Business Acquisition and focusing on mid to high-end customers by providing differentiated and integrated services. The Company believes that such a strategy will lead to an increased market share of the mobile telecommunications market and enhanced return of the CDMA telecommunications business after achieving economies of scale.

The terms of the Acquisition Agreement have been determined through arm’s length negotiations between the parties and reflect normal commercial terms. The Directors consider that the terms of the Acquisition Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

2.6	INFORMATION ABOUT THE CDMA BUSINESS AS OPERATED BY UNICOM

Unicom is currently the only provider of CDMA cellular services in 31 provinces, municipalities and autonomous regions in the PRC and offers CDMA international roaming services through 25 operators in 17 countries and regions.

Based on publicly available information, as of 31 December 2007, the total number of Unicom’s CDMA subscribers was 41.927 million of which, 38.622 million are post-paid subscribers and 3.305 million are pre-paid subscribers. As of 30 June 2008, the total number of Unicom’s CDMA subscribers was 43.169 million of which, 39.943 million are post-paid subscribers and 3.226 million are pre-paid subscribers. The total MOU for CDMA subscribers and average MOU per CDMA subscriber per month in 2007 were 125.43 billion minutes and 263.0 minutes, respectively, and the ARPU of CDMA service was RMB58.1. For the three months ended 31 March 2008, the average MOU per CDMA subscriber per month were 238.4 minutes and the ARPU of CDMA service was RMB53.3.

Based on the audited financial statements of Unicom, the total asset value attributable to the CDMA Business (including that attributable to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.) as at 31 December 2006 and 31 December 2007 was RMB7,877 million and RMB9,885 million, respectively.

Based on the audited financial statements of Unicom, the total revenue attributable to the CDMA Business (including that attributable to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.) for the years ended 31 December 2006 and 31 December 2007 was RMB32,120.1 million and RMB32,618.5 million, respectively, and the profit before income tax attributable to the CDMA Business (including that attributable to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.) for the years ended 31 December 2006 and 31 December 2007 was RMB1,073.8 million and RMB1,199.5 million, respectively. The unaudited total service revenue and profit before income tax attributable to the CDMA Business (including that attributable to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.) for the three months ended 31 March 2008 was RMB6,781.2 million and RMB240 million, respectively.

2.7	GENERAL INFORMATION

The Company is the world’s largest wireline telecommunications and broadband services provider, providing telecommunications and information services including voice, data, image and multimedia mainly in 21 provinces, municipalities, and autonomous regions in the PRC and servicing approximately 214.89 million fixed-line subscribers and approximately 39.95 million broadband subscribers as of 30 June 2008. H Shares and ADSs issued by the Company are respectively listed on the Stock Exchange and New York Stock Exchange.

Unicom is a limited liability company incorporated in Hong Kong whose ordinary shares are listed on the Main Board of the Stock Exchange and American depositary shares are listed on the New York Stock Exchange. CUCL is a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Unicom. Unicom is engaged in the cellular business (both GSM and CDMA) in 31 provinces, municipalities and autonomous regions in the PRC through CUCL, the provision of nationwide cellular, international and domestic long distance calls, data and Internet services, and other related telecommunication value-added businesses. To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, Unicom, CUCL and Unicom Parent and their respective ultimate beneficial owner are third parties independent of the Company and neither is a connected person (as defined under the Listing Rules) of the Company.

3	TELECOM CDMA LEASE

3.1	MAJOR TERMS OF THE TELECOM CDMA LEASE

Date:	27 July 2008

Parties:	(1) the Company

(2) China Telecom Corporation

Pursuant to the Telecom CDMA Lease, China Telecom Corporation agreed to lease the Capacity under the CDMA Network to the Company and the Company shall have the exclusive right to use and operate the CDMA Network to provide CDMA services in the Listed Service Areas. In addition, in order to ensure the normal and complete operation of the CDMA Network, China

Telecom Corporation also agreed under the Telecom CDMA Lease that, subject to the consent of China Telecom Corporation, the Company may allow third parties to use the CDMA Network related assets that are jointly used by the CDMA and the GSM networks and which are owned by China Telecom Corporation and operated by the Company.

Term of the Telecom CDMA Lease

The Telecom CDMA Lease is for an initial term from 1 October 2008 (or such other date as may be agreed between the parties) to 31 December 2010 (the “Initial Term”) and can be renewed at the option of the Company on the same terms, except as to the term, lease fee and minimum annual lease fee to be agreed between the Company and China Telecom Corporation (each an “Additional Term”) by the Company giving not less than 180 days’ written notice to China Telecom Corporation on or before 31 December 2010.

Conditions precedent of the Telecom CDMA Lease

The Telecom CDMA Lease is conditional upon, among others, the following conditions precedent:

(i)	the Company and China Telecom Corporation have obtained all necessary approvals for the performance of their obligations under the Telecom CDMA Lease;

(ii)	the approval of the Telecom CDMA Lease by the Independent Shareholders at the Extraordinary General Meeting; and

(iii)	completion of the Proposed Business Acquisition and the acquisition by China Telecom Corporation of the CDMA Network from the Network Sellers have commenced.

The Telecom CDMA Lease and the Proposed Business Acquisition are inter-conditional upon each other.

Lease Fee and Minimum Annual Lease Fee

The lease fee for the Capacity under the CDMA Network shall be 28% of the audited Telecom CDMA Business Revenue for each of the years ending 31 December 2008, 2009 and 2010. There shall be no minimum annual lease fee for each of the years ending 31 December 2008 and 2009. For the year ending 31 December 2010, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecom Corporation in the year ending 31 December 2009.

Rule 14A.35(2) of the Listing Rules requires a cap to be set and disclosed for a continuing connected transaction which is not fully exempted. The parties expect that the maximum lease fee payable for the period commencing from the effective date of the Telecom CDMA Lease until 31 December 2008 and for the two years ending 31 December 2009 and 2010 will not exceed RMB4,000 million (equivalent to approximately HK$4,571 million), RMB20,000 million (equivalent to approximately HK$22,854 million) and RMB35,000 million (equivalent to approximately HK$39,995 million), respectively. Accordingly these amounts have been set as the proposed annual caps for the transactions contemplated under the Telecom CDMA Lease.

The lease fee shall be calculated on the basis of the unaudited Telecom CDMA Business Revenue of the Company during each quarter and shall be paid quarterly in arrears by the Company to China Telecom Corporation within 30 days following the end of each quarter (the “Quarterly Lease Fee”). The Company shall issue a report in respect of its unaudited quarterly Telecom CDMA Business Revenue to China Telecom Corporation within 20 days from the end of each quarter. The report shall be prepared in an appropriate format and contain the unaudited quarterly Telecom CDMA Business Revenue of the Company and the quarterly lease fee payable by the Company, calculated on the basis of the unaudited quarterly Telecom CDMA Business Revenue.

After the Company finalises its annual audited financial statements, China Telecom Corporation and the Company shall adjust the lease fee as soon as practicable as follows:

(i)	if the lease fee of any year calculated on the basis of the audited Telecom CDMA Business Revenue as set out in the audited financial statements (the “Annual Lease Fee”) is greater than the sum of the Quarterly Lease Fee, the Company shall pay the difference to China Telecom Corporation as soon as practicable; and

(ii)	if the Annual Lease Fee is less than the sum of the Quarterly Lease Fee, China Telecom Corporation shall refund the difference to the Company as soon as practicable,

provided that, if the total lease fee paid by the Company in respect of the relevant year pursuant to the above payment adjustment is less than any applicable minimum annual lease fee, China Telecom Corporation does not have to refund the amount in (ii) above and the Company shall pay an additional amount (where applicable) to China Telecom Corporation as soon as practicable so that the total lease fee paid for the year is not less than the applicable minimum annual lease fee (if any).

The lease fee under the Telecom CDMA Lease was determined and agreed between the Company and China Telecom Corporation after arm’s length negotiations with reference to the number of CDMA subscribers to be acquired by the Company under the Proposed Business Acquisition, the MOU and ARPU of such CDMA subscribers as ascertainable from publicly available information, the estimated Telecom CDMA Business Revenue in the Initial Term, estimated total depreciation and amortization and relevant financial charge as a percentage of revenue of peer companies and the lease fee set out in the Unicom CDMA Lease. In determining the proposed annual caps for the Telecom CDMA lease, the Company has taken into account the number of CDMA subscribers to be acquired by the Company under the Proposed Business Acquisition and the expected number of additional CDMA subscribers during the Initial Term, the MOU and ARPU of such CDMA subscribers as ascertainable from publicly available information and the forecast MOU and ARPU of the average number of CDMA subscribers during the Initial Term, the proposed percentage of Telecom CDMA Business Revenue to be paid to China Telecom Corporation under the Telecom CDMA Lease, the Company’s view of the industry trends and the continuing market and business development of the Group.

Discount for Delay

Subject to certain exceptions, including delay caused by a force majeure event, a material breach of the Telecom CDMA Lease by the Company or as a result of compliance by China Telecom Corporation with applicable laws and regulations, if China Telecom Corporation fails to provide any Capacity which affects the provision of services by the Company, China Telecom Corporation shall be liable to provide a discount for delay to the lease fee to the Company, calculated as follows:

Discount for delay	=	Number of CDMA subscribers of the Company affected by the delay	x	delay period (number of days)	x	ARPU of CDMA subscribers
the number of days in the relevant month

In the above formula, the “number of CDMA subscribers of the Company affected by the delay” shall be determined by the Company with the support of reports and substantive evidence; the “ARPU of CDMA subscribers” shall be the average monthly ARPU figure of the CDMA subscribers in the affected areas for the three months immediately prior to the delay, as calculated and determined by the Company.

Discount for delay shall be set off against the next instalment of lease fee to be made by the Company to China Telecom Corporation.

Network Construction Costs and Operating Costs

China Telecom Corporation shall be responsible for the planning, finance and construction of the CDMA Network and shall ensure that the CDMA Network is constructed in accordance with the detailed design standards, specifications and timetable agreed between the Company and China Telecom Corporation. All payments, costs, expenses and amounts paid or incurred by China Telecom Corporation that are directly attributable to the construction of each phase of the CDMA Network, capitalised interest on loans, any taxes levied or paid in respect of the equipment procurement and the construction of the CDMA Network and all costs incurred in relation to any re-configuration, upgrade, enhancement or modification to technology (together, the “Network Construction Costs”) shall be borne by China Telecom Corporation. Such cost shall be audited and verified by the Company and its auditors.

The Company shall be responsible for the operation, management and maintenance of the CDMA Network in accordance with the Telecom CDMA Lease. The Capacity Maintenance Related Costs (as defined below) shall be shared between the Company and China Telecom Corporation and calculated as follows:

(a)	the percentage of operating cost borne by China Telecom Corporation:

Total Capacity	–	(	Total number of actual CDMA subscribers of the Company at the end of the month prior to the occurrence of the cost	)
90%

Total Capacity

(b) the percentage of operating cost borne by the Company:

(	Total number of actual CDMA subscribers of the Company at the end of the month prior to the occurrence of the cost	)
90%

Total Capacity

The Capacity Maintenance Related Costs referred to above mean the rental fees for the exchange centres and the base stations and other related fees such as water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature. Other costs relating to the operation and management of the CDMA Network shall be borne by the Company.

Purchase Option

China Telecom Corporation has granted to the Company an option to purchase the CDMA Network (the “Purchase Option”) under the Telecom CDMA Lease. The Purchase Option may be exercised, at the discretion of the Company, at any time during the term of the Telecom CDMA Lease or within one year after the expiry of the Telecom CDMA Lease. No premium has been paid or will be payable by the Company for the grant of the Purchase Option.

The Company and China Telecom Corporation will discuss and negotiate the purchase price with reference to the appraised value of the CDMA Network determined in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price shall not be greater than such price as would, taking into account all lease fee payments made by the Company under the Telecom CDMA Lease and all discounts for delay, enable China Telecom Corporation to recover its investment in the CDMA Network together with an internal rate of return on its investment of 8%.

The Company will comply with all applicable requirements under the Listing Rules, including Rules 14.75 and 14.77 of the Listing Rules and the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules if and when the Company exercise the Purchase Option.

3.2	REASONS FOR ENTERING INTO THE TELECOM CDMA LEASE

The Company has been notified by China Telecom Corporation that, subject to certain conditions, China Telecom Corporation has agreed to acquire the CDMA Network from the Network Sellers at a consideration of RMB66.2 billion (equivalent to approximately HK$75.6 billion). It is expected that the acquisition of the CDMA Network by China Telecom Corporation will take place at the same time as the acquisition of the CDMA Business by the Company.

Following completion of such acquisition, China Telecom Corporation will own a nationwide CDMA Network in the PRC. The Telecom CDMA Lease will provide the Company with the exclusive right to use and operate an existing nationwide CDMA Network which will support and facilitate the commencement and operation of the CDMA telecommunications business by the

Company upon completion of the Proposed Business Acquisition. It will also provide the Company with an immediate entry into, and benefit from, the fast-growing, attractive and profitable PRC mobile telecommunications market.

Under the Telecom CDMA Lease, China Telecom Corporation shall be responsible for making further investments into the CDMA Network to increase network capacity and improve network quality and functionality to support the Company to compete in the highly competitive PRC mobile telecommunications market and such investment costs will be borne by China Telecom Corporation. Such an arrangement will enable the Company to avoid the investment risks involved in developing the CDMA Network, particular in the early stages of the Company’s entry into the PRC mobile telecommunications market.

The Company believes that the terms of the Telecom CDMA Lease are broadly in line with those of the Unicom CDMA Lease and, in particular, the lease fee payable under the Telecom CDMA Lease is more favourable than that under the Unicom CDMA Lease. Further, the lease fee payable under the Telecom CDMA Lease will be determined with reference to the Telecom CDMA Business Revenue which will allow the Company to reduce operating risks and will avoid the Company having to incur depreciation and finance charges during the initial stage of development of its CDMA telecommunications business which may in turn result in a saving of operating costs.

The Telecom CDMA Lease is renewable at the option of the Company and the Company is also granted the Purchase Option which may be exercised at any time by the Company during the term of the Telecom CDMA Lease or within one year after the termination or expiry of the Telecom CDMA Lease. Such an arrangement will provide the Company with greater flexibility to utilise its resources in the most efficient way and to enhance shareholder value.

4	NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

4.1	INTERCONNECTION SETTLEMENT AGREEMENT

The Company entered into the Interconnection Settlement Agreement on 10 September 2002. The Interconnection Settlement Agreement was renewed on 30 August 2006 for a further term of two years expiring on 31 December 2008 and can be renewed with the same terms for further periods of three years unless the Company provides three months’ written notification to China Telecom Corporation of its intention not to renew the agreement. As a result of the Proposed Business Acquisition, on 27 July 2008, the Company and China Telecom Corporation entered into the Interconnection Settlement Supplemental Agreement to amend the terms of the Interconnection Settlement Agreement to include interconnection arrangement for local calls between the Company and China Telecom Corporation in the same locality. For local calls originated from the China Telecom Corporation to the Company in the same locality, there will be no revenue sharing and settlement arrangement in accordance with the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees promulgated by the former Ministry of Information Industry of the PRC in November 2003. The Interconnection Settlement Supplemental Agreement will take effect from the Completion Commencement Date. In addition, the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) has been renewed in accordance with its provisions for a further term expiring on 31 December 2010.

The telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated, a fee prescribed by the former Ministry of Information Industry of the PRC or the Ministry of Industry and Information Technology of the PRC from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from the Group to China Telecom Corporation and/or its associates or originating from China Telecom Corporation and/or its associates to the Group multiplied by the settlement fee prescribed by the former Ministry of Information Industry of the PRC or the Ministry of Industry and Information Technology of the PRC.

The transactions under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules.

4.2	ENGINEERING FRAMEWORK AGREEMENT

The Company and China Telecom Corporation entered into the Engineering Framework Agreement on 30 August 2006. The Engineering Framework Agreement will expire on 31 December 2008 and can be renewed for further periods of three years unless the Company notifies China Telecom Corporation in writing at least three months prior to the expiration of the term of its intention not to renew the Engineering Framework Agreement.

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Group through bids made by China Telecom Corporation and/or its associates, and/or services as the general contractors for the construction and supervision of engineering projects of the Group (the “Engineering Related Services”).

As a result of the intention of the Company not to renew the Comprehensive Services Framework Agreement, on 27 July 2008, the Company and China Telecom Corporation entered into the Engineering Framework Supplemental Agreement to amend the terms of the Engineering Framework Agreement. The Engineering Framework Supplemental Agreement will take effect from 1 January 2009 and will expand the scope of services under the Engineering Framework Agreement to include Engineering Related Services at the inter-provincial level. Such services were previously within the scope of the Comprehensive Services Framework Agreement. In addition, the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) has been renewed in accordance with its provisions for a further term of one year expiring on 31 December 2009.

The charges payable for the services under the Engineering Framework Agreement and the Engineering Framework Supplemental Agreement shall be determined by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000 (equivalent to approximately HK$571,357), or construction of engineering projects with a value over RMB2,000,000 (equivalent to approximately HK$2,285,427) shall be determined by reference to the tender price. The Group does not accord any priority to China Telecom Corporation and/or its associates to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecom Corporation and/or its associates are at least as favourable as those offered by another tenderer, the Group may award the tender to China Telecom Corporation and/or its associates.

The existing annual cap for the service charges payable by the Company to China Telecom Corporation under the Engineering

Framework Agreement for the two years ended 31 December 2006 and 2007 and the year ending 31 December 2008 is RMB8,327 million (equivalent to approximately HK$9,515 million). For the two years ended 31 December 2006 and 2007, the total service charges paid by the Company to China Telecom Corporation under the Engineering Framework Agreement amounted to RMB7,871 million (equivalent to approximately HK$8,994 million) and RMB7,815 million (equivalent to approximately HK$8,930 million), respectively. Based on the Company’s management accounts, the total service charges paid by the Company to China Telecom Corporation for engineering related services for the six months ended 30 June 2008 amounted to RMB3,249 million (equivalent to approximately HK$3,713 million).

Based on the nature of the Engineering Related Services, the existing scale and operations of the Company’s business and the forecast level of expenditure for Engineering Related Services, the total amount payable by the Company to China Telecom Corporation for provision of engineering related services under the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) in for the financial year ending 31 December 2009 is RMB8,327 million (equivalent to approximately HK$9,515 million). Accordingly such amount has been set as the proposed annual cap for this connected transaction for the financial year ending 31 December 2009. The existing annual cap for this connected transaction for the financial year ending 31 December 2008 will remain unchanged.

4.3	ANCILLARY TELECOMMUNICATIONS SERVICES FRAMEWORK AGREEMENT

The Company and China Telecom Corporation entered into the Ancillary Telecommunications Services Framework Agreement on 30 August 2006. The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2008 and can be renewed for further periods of three years upon expiration unless either party notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the Ancillary Telecommunications Services Framework Agreement.

The Ancillary Telecommunications Services Framework Agreement relates to the provision of certain repair and maintenance services, including repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services provided by China Telecom Corporation and/or its associates to the Group (the “Ancillary Telecommunications Services”).

As a result of the intention of the Company not to renew the Comprehensive Services Framework Agreement, on 27 July 2008, the Company and China Telecom Corporation entered into the Ancillary Telecommunications Services Framework Supplemental Agreement to amend the terms of the Ancillary Telecommunications Services Framework Agreement. The Ancillary Telecommunications Services Framework Supplemental Agreement will take effect from 1 January 2009 and will expand the scope of services under the Ancillary Telecommunications Services Framework Agreement to include Ancillary Telecommunications Services at the inter-provincial level. Such services were previously within the scope of the Comprehensive Services Framework Agreement. In addition, the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) has been renewed in accordance with its provisions for a further term of one year expiring on 31 December 2009.

The charges payable by the Company for the services under the Ancillary Telecommunications Services Framework Supplemental Agreement were calculated on the following basis:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by independent third parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The existing annual caps for the service charges payable by the Company to China Telecom Corporation under the Ancillary Telecommunications Services Framework Agreement for the two years ended 31 December 2006 and 2007 is RMB3,900 million (equivalent to approximately HK$4,457 million), and for the year ending 31 December 2008 is RMB4,340 million (equivalent to approximately HK$4,959 million). For the two years ended 31 December 2006 and 2007, the total service charges paid by the Company to China Telecom Corporation under the Ancillary Telecommunications Services Framework Agreement amounted to RMB3,238 million (equivalent to approximately HK$3,700 million) and RMB3,574 million (equivalent to approximately HK$4,084 million), respectively. Based on the Company’s management accounts, the total service charges paid by the Company to China Telecom Corporation for ancillary telecommunication related services for the six months ended 30 June 2008 amounted to RMB1,897 million (equivalent to approximately HK$2,168 million).

Based on the historical service charges paid and the estimated extent of ancillary telecommunication related services required by the Company in connection with the provision of CDMA telecommunications services upon completion of the Proposed Business Acquisition, the total amount payable by the Company to China Telecom Corporation for provision of ancillary telecommunication related services under the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008 and under the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 are RMB4,850 million (equivalent to approximately HK$5,542 million) and RMB6,800 million (equivalent to approximately HK$7,770 million), respectively. Accordingly these amounts have been set as the proposed revised annual cap and the proposed annual cap for this connected transaction.

The increased demand for ancillary telecommunications services as a result of (i) the completion of the acquisition of China Telecom Group Beijing Corporation by the Company in June 2008 (details of such acquisition are set out in the announcement of the Company dated 31 March 2008) and the Proposed Business Acquisition; (ii) the increased amount of ancillary telecommunications services provided by China Telecom Corporation following the acquisition of China International Telecommunications Construction Corporation by China Communications Services Corporation Limited (a subsidiary of China Telecom Corporation) in April 2008 (details of such acquisition are set out in the announcement of China Communications Services Corporation Limited dated 3 April 2008); (iii) the additional repair works required for ancillary telecommunications facilities damaged in the earthquake which occurred in the PRC on 12 May 2008 and (iv) the implementation of the Group’s strategy to further outsource the repair and maintenance service requirements, will lead to an annual transaction amount which will slightly exceed the existing annual cap and hence the proposed revised annual cap for the year ending 31 December 2008 has been slightly increased. The Company expects that the existing annual cap for the service charges payable by the Company to China Telecom Corporation under the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008 will not be exceeded before approval from the Independent Shareholders for the proposed revised annual cap has been obtained. The proposed annual cap for the year ending 31 December 2009 has also been substantially increased as a result of the expected substantial increase in operating costs in connection with enhancing market competitiveness in the mobile communications sector following completion of the Proposed Business Acquisition and the further expansion of the Company’s outsourcing strategy.

5	COMPLIANCE WITH THE HONG KONG LISTING RULES

5.1	PROPOSED BUSINESS ACQUISITION

Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Proposed Business Acquisition contemplated under the Acquisition Agreement exceed 5% but is less than 25%, the Proposed Business Acquisition constitutes a discloseable transaction of the Company under Rule 14.06 of the Listing Rules.

5.2	CONTINUING CONNECTED TRANSACTIONS

As of the Latest Practicable Date, China Telecom Corporation directly owned 70.89% of the Company’s issued share capital. As such, China Telecom Corporation is a connected person of the Company. Accordingly, any ongoing transaction between the Company and China Telecom Corporation constitutes continuing connected transactions of the Company.

As the proposed annual caps for the Telecom CDMA Lease for the years ending 31 December 2009 and 2010, the proposed annual cap for the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) for the year ending 31 December 2009 and the proposed revised annual cap for the Ancillary Telecommunications Services Agreement for the year ending 31 December 2008 and the proposed annual cap for the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 will exceed the 2.5% threshold under Rule 14A.34 of the Listing Rules, such transactions will constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules.

Under Rule 14A.35(2) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The proposed annual caps for the Telecom CDMA Lease, and the proposed annual cap for the Engineering Framework Agreement (as amended by the Engineering Framework Agreement) for the year ending 31 December 2009, the proposed revised annual cap for the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008 and the proposed annual cap for the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 are set out below:

Continuing connected transactions	2008		2009	2010
	(RMB in millions)		(RMB in millions)	(RMB in millions)
Telecom CDMA Lease	4,000		20,000	35,000
Engineering Framework Agreement	8,327	(a)	8,327	Not applicable
Ancillary Telecommunications Services Framework Agreement	4,850	(b)	6,800	Not applicable

Notes:

(a)	Existing annual cap approved by the Independent Shareholders on 25 October 2006

(b)	Revised annual cap

Special circumstances exist for the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) and no cap is proposed in respect of the settlement of interconnection charges arising from domestic long distance and local calls under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) for the following reasons:

(i)	the Company’s revenue depends on growth in call revenue and in its customer base for its various services. Any growth in the domestic long distance service and local service will necessarily result in increased transaction volumes under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement), which the Company will not be able to control as it depends entirely on customer usage. Any limits on these transactions will therefore potentially limit the Company’s ability to conduct or expand its business in the ordinary course; and

(ii)	the tariffs payable under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) are prescribed by the former Ministry of Information Industry of the PRC or the Ministry of Industry and Information Technology of the PRC and are subject to change from time to time.

The Company has applied to the Stock Exchange for a wavier from strict compliance with Rule 14A.35(2) of the Listing Rules that no caps be proposed for the transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) for the reasons set out above. Such waiver will be subject to the following conditions:

(i)	the Company will comply with all other relevant requirements under Chapter 14A of the Listing Rules including the reporting and announcement requirements set out in Rule 14A.45 to Rule 14A.47 of the Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules; and

(ii)	the transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) including the fact that no caps be proposed for such transactions will be conditional upon the transactions being approved by the Independent Shareholders at the Extraordinary General Meeting.

The Directors are of the opinion that the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions have been entered into, and will be carried out, in the ordinary and usual course of business of the Group and on normal commercial terms which are fair and reasonable so far as the interests of the Shareholders are concerned.

The Directors consider that such proposed annual caps, revised annual cap and no cap is proposed in respect of the settlement of interconnection charges are fair and reasonable. There are no prior transactions or relationship with China Telecom Corporation and its ultimate beneficial owners which require aggregation under Rule 14A.25 of the Listing Rules.

6	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

As a result of the Proposed Business Acquisition, the business scope of the Company will expand to cover the expanded geographical scope of operations of the Company and the provision of mobile telecommunications services.

Details regarding the proposed amendment to the Articles of Association will be set out in the circular to be despatched to the Shareholders.

7	EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting will be convened to consider and, if thought fit, to approve the Telecom CDMA Lease and the annual caps applicable thereto, the Interconnection Settlement Supplemental Agreement and the continuing connected transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) for which no annual caps are proposed, the Engineering Framework Supplemental Agreement and the annual cap for the continuing transactions contemplated under the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement), the Ancillary Telecommunications Services Framework Supplemental Agreement and the annual cap and revised annual cap for the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) and the proposed amendment to the Articles of Association.

The vote of the Independent Shareholders at the Extraordinary General Meeting on the ordinary resolutions shall be taken by poll. In accordance with the Listing Rules, China Telecom Corporation, the ultimate controlling shareholder of the Company holding 70.89% interest in the Company as at the Latest Practicable Date, and its associates, will abstain from voting on the ordinary resolutions at the Extraordinary General Meeting. No shareholder of the Company shall be required to abstain from voting on the special resolution (which shall be taken by a poll) to amend the Articles of Association.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms and annual caps of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions. No member of the Independent Board Committee has any material interest in the Proposed Business Acquisition, the Telecom CDMA Lease or the Non-exempt Continuing Connected Transactions. In this respect, ING has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

8	CIRCULAR

A circular containing, among other things, further information relating to the Acquisition Agreement, the Telecom CDMA Lease, the Non-exempt Continuing Connected Transactions, the letter from the Independent Board Committee, the letter from ING and the proposed amendments to the Articles of Association and a notice of the Extraordinary General Meeting will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquired Business”	the entire CDMA Business owned and operated by CUCL prior to the Completion Commencement Date and relevant assets (including certain CDMA and GSM shared base stations and other related assets as agreed between the Company and CUCL and set out in the Acquisition Agreement) and other assets and liabilities in relation to the CDMA subscribers agreed between the parties in the Acquisition Agreement and, for the avoidance of doubt, excluding the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd.

“Acquisition Agreement”	the acquisition agreement and the appendices in relation to the Proposed Business Acquisition entered into between the Company, CUCL and Unicom on 27 July 2008

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, with each ADS representing 100 H Shares

“Ancillary Telecommunications Services Framework Agreement”	the ancillary telecommunications services framework agreement dated 30 August 2006 between the Company and China Telecom Corporation

“Ancillary Telecommunications Services Framework Supplemental Agreement”	the ancillary telecommunications services framework supplemental agreement dated 27 July 2008 between the Company and China Telecom Corporation to amend the terms of the Ancillary Telecommunications Services Framework Agreement

“ARPU”	average revenue per user

“Articles of Association”	the articles of association of the Company

“associate”	has the meaning given to it by the Listing Rules

“Board”	the board of Directors

“Capacity”	capacity on the constructed CDMA Network required by the Company to operate the CDMA Business measured in terms of the actual number of subscribers

“CDMA”	Code Division Multiple Access Technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, including all upgrades to such technology from time to time

“CDMA Business”	the business of providing, operating or marketing the provision of CDMA telecommunications business by the Unicom Group

“CDMA Network”	the CDMA cellular telecommunications network constructed by Unicom New Horizon

“China Telecom Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability and whose H Shares and American depositary shares are listed on the Main Board of the Stock Exchange and the New York Stock Exchange, respectively

“Completion”	the completion of the Proposed Business Acquisition

“Completion Commencement Date”	1 October 2008 or such other date as may be agreed by the parties under the Acquisition Agreement

“Comprehensive Services Framework Agreement”	the comprehensive services framework agreement dated 13 April 2004 between the Company and China Telecom Corporation

“CUCL”	China Unicom Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Unicom, which at the date of this announcement operates the CDMA Business

“Directors”	the directors of the Company

“Engineering Framework Agreement”	the engineering framework agreement dated 30 August 2006 between the Company and China Telecom Corporation

“Engineering Framework Supplemental Agreement”	the engineering framework supplemental agreement dated 27 July 2008 between the Company and China Telecom Corporation to amend the terms of the Engineering Framework Agreement

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 16 September 2008

“Final Consideration”	the final purchase price as determined following adjustment of the Initial Consideration in accordance with the price adjustment mechanism in the Acquisition Agreement

“Framework Agreement”	the framework agreement in relation to the Proposed Business Acquisition entered into between the Company, CUCL and Unicom on 2 June 2008

“Group”	the Company and its subsidiaries from time to time

“GSM”	global cellular system for mobile communications, a digital cellular telephone system operating in the 900 MHz, 1800 MHz and 1900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Board Committee”	the committee of Directors, consisting of Zhang Youcai, Lo Hong Sui, Vincent, Shi Wanpeng, Xu Erming and Tse Hau Yin, Aloysius, who are independent non-executive Directors, formed to advise the Independent Shareholders in respect of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions

“Independent Shareholders”	Shareholders other than China Telecom Corporation and its associates

“ING” or “Independent Financial Adviser”	ING Bank N.V., acting as the independent financial adviser, a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

“Interconnection Settlement Agreement”	the interconnection settlement agreement dated 10 September 2002 between Company and China Telecom Corporation

“Interconnection Settlement Supplemental Agreement”	the interconnection settlement supplemental agreement dated 27 July 2008 between the Company and China Telecom Corporation to amend the terms of the Interconnection Settlement Agreement

“Joint Announcement”	the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector jointly issued by the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance on 24 May 2008

“Jointly Used CDMA Network Assets”	assets which are jointly used by the CDMA Business or network, and other business or network of CUCL

“Latest Practicable Date”	25 July 2008, being the latest practicable date prior to the printing of this announcement for ascertaining certain information contained herein

“Listed Service Areas”	Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Guizhou, Gansu and Qinghai provinces, and Beijing, Shanghai, Chongqing and Tianjin municipalities, and the Guangxi Zhuang, Xinjiang Uygur, and the Inner Mongolia, Ningxia Hui, and Xizang autonomous regions and other areas as may be agreed between the Company and China Telecom Corporation

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“MHz”	Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second

“MOU”	minutes of usage

“Network Sellers”	Unicom Parent and Unicom New Horizon

“Non-exempt Continuing Connected Transactions”	continuing connected transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement), the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) and the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement)

“PRC”	the People’s Republic of China which, for the purposes of this announcement, not including Hong Kong, the Macau Special Administrative Region and Taiwan

“Proposed Business Acquisition”	the proposed acquisition of the Acquired Business from CUCL by the Company

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telecom CDMA Lease”	the CDMA network capacity lease agreement dated 27 July 2008 between the Company and China Telecom Corporation

“Telecom CDMA Business Revenue”	the service revenue generated by the Company in the course of operating its CDMA telecommunication business which shall be calculated by the total revenue from the CDMA Business under IFRS minus any upfront non-refundable revenue arising out of the CDMA Business and any revenue from sale of telecommunication products in connection with the CDMA Business

“Total Capacity”	capacity on the constructed CDMA Network measured in terms of total number of subscribers

“Unicom”	China Unicom Limited, a company incorporated in Hong Kong whose shares are listed in the Main Board of the Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange

“Unicom CDMA Lease”	the CDMA network capacity lease agreement dated 26 October 2006 between Unicom Telecommunications, Unicom New Horizon and Unicom Parent

“Unicom CDMA Service Revenue”	the service revenue generated by Unicom in the course of operating its CDMA telecommunication business exclusive of the total revenue from the sale of telecommunication products

“Unicom Group”	Unicom and CUCL

“Unicom New Horizon”	Unicom New Horizon Corporation Limited, a company incorporated in the PRC and a wholly-owned subsidiary of Unicom Parent

“Unicom Parent”	China United Telecommunications Corporation, a limited liability company incorporated in the PRC and the ultimate shareholding company of Unicom

“Unicom Telecommunications”	China United Telecommunications Corporation Limited, a company incorporated in the PRC whose shares are listed on the Shanghai Stock Exchange, and a company in which as at the date of this announcement Unicom Parent holds an approximate 60.74% equity interest

For your convenience, this announcement contains translations between HK$ and RMB amounts at RMB0.87511 = HK$1.00, the prevailing rate on 25 July 2008. The translations are not representations that the RMB could actually be converted into HK$ at such rate, or at all.

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to uncertainties and assumptions, some of which are beyond its control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s ability to successfully execute its business strategies. In addition, these forward-looking statements reflect the Company’s current views with respect to future events but are not a guarantee of future performance. The Company does not intend to update these forward-looking statements. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

Beijing, PRC

28 July 2008